Stellar Biotechnologies Announces Exclusive Option to License Clostridium Difficile Technology

Stellar Executes Agreement with University of Guelph for Vaccine Research

Port Hueneme, CA  (April 10, 2012) -- Stellar Biotechnologies, Inc. ("Stellar") (TSX-V: KLH) (U.S. PINKSHEETS: SBOTF) (Frankfurt: RBT) today announced that it has entered into an agreement with the University of Guelph (Ontario, Canada) for the exclusive option to license technology for the development of a vaccine candidate against Clostridium difficile infection (“CDI”).

Clostridium difficile is a type of bacteria normally present in the intestine, but which can overgrow as a result of antibiotic use.  CDI causes severe diarrhea and life-threatening intestinal conditions such as colitis.  CDI is a major and growing cause of mortality and morbidity in hospitalized patients.  In the United States, incidence of CDI is at a record high with 336,600 cases reported in 2009 and projected to continue to increase.

“The use of non-antibiotic-based approaches to control Clostridium difficile colonization may offer an important treatment option for CDI,” said Herbert Chow, Ph.D., Stellar Vice President of Product Development.  “Stellar is committed to identifying promising vaccine candidates such as for CDI or other disease targets that may be synergistic with our KLH platform.”

Professor Mario A. Monteiro (University of Guelph) commented that, "It is very gratifying to our research group that Stellar is taking the lead in commercializing our C. difficile vaccine technology, and to see that our scientific discoveries may soon be available to the public and provide a significant positive impact on global health".

The cost of CDI-related treatments in the U.S. and European countries is estimated at more than $7 billion a year. The recent emergence and spread of hyper-virulent strains of Clostridium difficile further underscore the importance of developing novel approaches to preventing and treating CDI.

For more about CDI, visit:

Public Health Agency of Canada http://www.phac-aspc.gc.ca/id-mi/cdiff-eng.php

Centers for Disease Control and Prevention http://www.cdc.gov/Features/Vitalsigns/HAI/

About the University of Guelph

The University of Guelph is ranked as one of Canada's top comprehensive universities because of its commitment to student learning and innovative research. University of Guelph is dedicated to cultivating the essentials for quality of life — water, food, environment, animal and human health, community, commerce, culture and learning. It also shares a profound sense of social responsibility, an obligation to address global issues and a concern for international development.

Contact:

Dr. Mario A. Monteiro,

monteiro@uoguelph.ca

http://www.uoguelph.ca/~monteiro/

http://www.uoguelph.ca

About Stellar Biotechnologies, Inc.

Stellar Biotechnologies, Inc. (TSX-V: KLH) (U.S. OTC: SBOTF) (Frankfurt: RBT) is the world leader in sustainable manufacture of Keyhole Limpet Hemocyanin (KLH). KLH is an important immune-stimulating protein used in wide-ranging therapeutic and diagnostic markets.  Potent, yet proven safe in humans, KLH operates as both a vital component for conjugate vaccines (targeting cancer, autoimmune, and infectious diseases) as well as an antigen for measuring immune status. Stellar Biotechnologies was founded to address the growing demand for renewable, commercial-scale supplies of high-quality, GMP-grade KLH. Stellar has developed leading practices, facilities and proprietary capabilities to address this need. To receive regular updates, enter email at bottom of http://stellarbiotechnologies.com/investors/news_releases/

Contact:

Herbert Chow, Ph.D. - Vice President, Product Development

hchow@stellarbiotech.com

www.StellarBiotechnologies.com

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